MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007

Management Discussion and Analysis of
Financial Condition and Results of Operaions
For The Three Months Ended March 31, 2007

OVERVIEW

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to help the reader of the financial statements understand ViRexx Medical Corp. (“ViRexx”), our operations and our present business environment as of May 10, 2007. This MD&A should be read in conjunction with our March 31, 2007 unaudited interim consolidated financial statements and the accompanying notes thereto contained elsewhere in this document. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) that differ in some respects from those of the United States (“U.S. GAAP”). Unless otherwise indicated, all amounts are expressed in Canadian dollars. This MD&A includes the following sections:

▪
Our Business - a general description of our business including a brief overview of our product candidates; a corporate update; our outlook for the remainder of 2007 and the general challenges and risks related to our business and industry.

▪
Operations Review - an analysis of our consolidated results of operations presented in the unaudited interim consolidated financial statements for the three months ended March 31, 2007 compared to the respective prior year period.

▪
Critical Accounting Policies and Estimates - a discussion of significant accounting policies that require critical judgments and estimates, along with a discussion of the future impact of accounting standards that have been issued but are not yet effective.

▪
Liquidity, Capital Resources and Financial Position - an analysis of cash availability and cash flows; off-balance sheet arrangements and contractual obligations; and an overview of our financial position.

FORWARD-LOOKING STATEMENTS

This “Management’s Discussion and Analysis of Financial Condition and Operations and Results of Operations” and other written reports and releases and oral statements made from time to time by us contain forward-looking statements which can be identified by our use of words like “plans”, “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements. Such factors include risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect our intellectual property, dependence on our collaborative partners, additional long-term capital requirements and our stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

Management Discussion and Analysis of
Financial Condition and Results of Operaions
For The Three Months Ended March 31, 2007

OUR BUSINESS

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative targeted therapeutic products that offer quality of life and a renewed hope for living. Our platform technologies include product candidates for the treatment of late-stage ovarian cancer, select solid tumors and chronic hepatitis B and C infections. Our most advanced product candidate is OvaRex® MAb, a therapy for treatment of late-stage ovarian cancer.

We currently have three platform technologies: antibody-based immunotherapy (AIT™), targeted-autothrombogenic cancer therapy (T-ACT™) and Chimigen™ Vaccines, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT’ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for patients with stage III/IV advanced ovarian cancer who have successfully completed front-line therapy. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials (IMPACT I and IMPACT II) being conducted at more than 60 sites in the United States. We licensed the exclusive rights of OvaRex® MAb to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation (NASDAQ: UTHR), to develop the drug for use in certain territories, as defined in the licensing agreement.

During the first quarter of 2007, Unither continued to monitor progress from IMPACT I and IMPACT II for OvaRex® MAb. The primary endpoint for each trial is time-to-relapse in comparing OvaRex® MAb to placebo. The primary data analysis is scheduled and will occur after each trial has reported at least 118 relapse events. The first trial IMPACT I, reported its 118th relapse event and is complete.. It is projected that the second trial, IMPACT II, will reach the 118th relapse event in the second half of 2007.

In the fourth quarter of 2006, a technology transfer process was initiated with our European manufacturing partner, Technogen S.C.p.A. ("Tecnogen"), a subsidiary of Sigma-Tau Finanziaria S.p.A ("Sigma-Tau"), who will manufactur and supply our European licensing partners.  The transfer of the Orphan Drug Designation from Dorian Regulatory Affairs, held on behalf of AltaRex Medical Corp, to ViRexx International Corp has been initiated.  With anticipation of transferring the cell banks from the U.S. facility to Europe, site audits of serveral European facilities have been conducted.  We continue to work closely with Tecnogen as they begin renovations to their manafacturing facility in order to begin production of OvaRex® MAb.

T-ACT’ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to hypervascular tumours leading to tumour tissue starvation and death. The lead product candidate from the T-ACT™ platform is Occlusin® 500 Artificial Embolization Device, an embolic agent designed to treat hypervascular tumours and uterine fibroids. This device is delivered by catheter to the blood vessels feeding the tissue to be treated.  Unlike other embolic agents, Occlusin® 500 Device breaks down naturally in the body and ultimately disappears. We are completing preclinical testing of this product candidate and have manufactured the product according to GMP.

The second product candidate from the T-ACT™ platform is Occlusin® 50 Injection, a treatment for primary cancer of the liver. A Phase I safety trial of Occlusin® 50 Injection in liver cancer patients completed enrolment in December 2006.  Data analysis is underway and a safety report will be generated in the second quarter of 2007. Preliminary analysis shows that the product appears to have a benign safety profile.  Of the 12 patients treated with Occlusin® 50 Injection as part of a transcatheter chemoembolization (TACE) procedure, 2 patients moved on to liver transplantation.  TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation. Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients, because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer. Partnering discussions are ongoing with this product candidate.

Management Discussion and Analysis of
Financial Condition and Results of Operaions
For The Three Months Ended March 31, 2007

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is CHB-111 (formerly referred to as HepaVaxx B Vaccine), an immunotherapeutic vaccine for the treatment of patients chronically infected with hepatitis B virus. We have completed a Phase I study of CHB-111 in normal, healthy volunteers. The product candidate appears to have a benign safety profile.There were no significant adverse events reported with the treatment. The trial was conducted at McGill University Health Center’s Vaccine Study Centre in Montreal, Canada. The evaluation of the volunteers’ immune responses to treatment with CHB-111 is currently ongoing.

Our research collaboration with the Department of Defence Research and Development Centre at Suffield (“DRDC-Suffield”) in developing Chimigen™ Vaccines for use in the biodefense area is continuing. Our evaluation of immune responses and the efficacy of the Chimigen™ Biodefence Vaccines using experimental animal models is progressing as planned.

Corporate Update
On February 14, 2007, and amended on February 21, 2007 a group of our shareholders (the “13D Group”) filed a Schedule 13D with the United States Securities and Exchange Commission. The 13D Group requested replacements to the Board of Directors. Further discussions between our Directors and representatives of the 13D Group resulted with a finalized agreement dated April 7, 2007. Subsequent to the finalized agreement and the annual general meeting, the following decisions were determined:

▪	Dr. Tyrrell has resigned as Chief Executive Officer and Chief Scientific Officer; however, is committed to maintaining his relationship with ViRexx as Chief Scientific Advisor.

▪	Peter Smetek has assumed the responsibilities of Chair of the Board of Directors and Interim Chief Executive Officer.

▪
Three nominees of the 13D Group, Peter Smetek, Michael Marcus and Yves Cohen, along with two nominees from the existing Board, Doug Gilpin and Jacques Lapointe form the new Board of Directors. The restructuring of the Board has also resulted in a change to the positions held on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

▪	An amendment to the by-laws has been established, providing the Chairman of the Board with a casting vote.

▪	The stock options of existing Directors on the Board were extended one year from the date of their termination, resignation, or failing to become re-elected.

Subsequent to the quarter ending, Macaraig Canton, former President and Chief Operating Officer, Scott Langille, former Chief Financial Officer and Jean-Paul Laurin, former Business Development Director, are no longer employed by ViRexx.

Mr. Peter Smetek, Chairman of the Company’s Board of Directors and interim Chief Executive Officer is a general partner of Smetek, Van Horn & Cormack, a hedge fund with over $85 million under management and is also the largest shareholder, and the CEO and Chairman of Larrea Biosciences, Inc., a reporting company under the United States Securities and Exchange Act. In addition, he is through another company a large shareholder in Opexa, a reporting company under the Exchange Act.

Mr. Gary Woerz has been hired by ViRexx as Chief Financial Officer. Mr. Woerz has a degree in accounting from San Jose State University and a MBA from Pepperdine University. He has been employed previously by reporting issuers in the United States and brings to ViRexx experience in dealing with all levels of regulatory matters.

Management Discussion and Analysis of
Financial Condition and Results of Operaions
For The Three Months Ended March 31, 2007

2007 Outlook

Our main priority for 2007 is the completion of the two OvaRex® MAb Phase III trials, being conducted by Unither, which we expect to occur in the second half of 2007. Once the trials are complete we expect to receive the preliminary data analysis from Unither in late 2007.. Other upcoming milestone events expected in 2007 include:

•	Results from the Phase I safety trial for CHB-111.
•
A poster presentation at the Association of Clinical Oncology Annual Meeting in June by our licensee, Unither, on the Phase II results for OvaRex® MAb, as an adjunct to chemotherapy in the frontline treatment of ovarian cancer.

•	Results from the Phase I trial for Occlusin® 50 Injection.
•	Initiate the commercial manufacturing process development for Occlusin® 500 Device.
•
Complete the preclinical testing of Occlusin® 500 Device and evaluate its safety and efficacy in vitro; pending these results we intend to file a 510(k) for regulatory approval to treat hypervascular tumours.

•	Commence Phase I safety trial for Occlusin® 500 Device.
•	Secure a partner to support further development of Occlusin® 50 Injection.

Challenges and Risks

Operating in a highly competitive environment provides unique opportunities for our company. However, challenges and risks accompany those opportunities. We are also subject to risks inherent in the biotechnology industry that are not always predictable or within our control.

Management has identified certain challenges and risks that are critical to our success. Four key challenges and risks are discussed below:

Continued Operations

 Our financial statements included in this interim report were prepared assuming that we will continue as a going concern. Our ability to sustain operations for more than a 12 month period without further financing cannot be assured. Without additional funding and milestone payments from potential product out-licensing, we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the fourth quarter of 2007. We also have commitments under our University of Alberta license agreement to make milestone payments of $250,000 when we enter Phase III clinical trials on each of the product candidates derived from the intellectual property licensed under that Agreement. For further discussion on our plans to address this risk, please refer to “Liquidity, Capital Resources and Financial Position” section of this document.

Achieving Regulatory Approval

The U.S. Food and Drug Administration (“FDA”) regulates the development, testing, manufacture, record-keeping, labelling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive approval by the FDA prior to commercial sale in the U.S. Similar regulations are enforced by Health Canada, the European Medicines Agency (“EMEA”) and by other regulatory agencies in each jurisdiction in which we seek to do business. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2007

Preclinical and Clinical Trial Results

Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of these preclinical testing and clinical trials. There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population. Such outcomes may adversely affect the approvability of the potential product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes unacceptable adverse events in the patient population to be treated with the drug.

Although the FDA and EMEA have granted OvaRex® MAb Orphan Drug Status for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of this or any of our product candidates. In addition, if approval is received, such approval may be limited in scope and affect the commercial viability of such product candidate.

Competitive Products and Technologies

Our success depends upon maintaining our competitive position in the research, development, and commercialization of products and technologies in our area of expertise. Competition from pharmaceutical, chemical and biotechnology companies as well as universities and research institutes is expected to increase.

We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar indication as do our products. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

For a complete discussion of the risk factors, see “Item 1A: Risk Ractors” in Part I of the Company’s Form
|20-F for the fiscal year ended December 31, 2006, available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/shtml.

All four of these challenges and risks: continuing in operation; achieving regulatory approval; preclinical and clinical trial results; and competitive products and technologies have the potential to have a material adverse effect on our company; however, we believe our company is well positioned to appropriately address these challenges and risks.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2007

OPERATIONS REVIEW

The following table sets forth, for the period indicated, certain amounts included in our unaudited interim consolidated financial statements and the amount and percentage change in those amounts from period to period. All percentages are calculated using actual amounts and are rounded to the nearest whole percentage.

	Three Months Ended March 31,
	2007	2006	Increase (Decrease)
	$	$	$	%

Revenue	-	-	-

Expenses
Corporate administration	1,464,910	927,435	537,475	58%
Research and development	1,125,252	1,543,667	(418,415)	-27%
Amortization	650,879	786,260	(135,381)	-17%
	3,241,041	3,257,362	(16,321)	-1%
Loss from operations	(3,241,041)	(3,257,362)	16,321	-1%

Other income (expense)
Gain (loss) on foreign exchange	4,211	(5,364)	9,575	-179%
Interest income	84,610	67,632	16,978	25%
	88,821	62,268	26,553	43%

Loss before income taxes	(3,152,220)	(3,195,094)	42,874	-1%
Future income taxes recovery	228,193	886,447	(658,254)	-74%
Net loss for the period	(2,924,027)	(2,308,647)	(615,380)	27%

For the three months ended March 31, 2007, we recorded a net loss of $2,924,027 or ($0.04) per share, as compared to $2,308,647 or ($0.04) per share for the corresponding period ended March 31, 2006. The changes in net loss are due primarily to the following:

Corporate Administration

Corporate administration expenses for the three months ended March 31, 2007 totalled $1,464,910, an increase of $537,475 or 58% from $927,435 for the corresponding period ended March 31, 2006. $523,700 of this increase was due to work performed relating to the proposed $15 million public offering. Commencing in January, we began activities and work required to have a preliminary prospectus filed and attended several prospective investor meetings in Canada, United States and Europe. During this time, significant costs were incurred compared to the prior year’s $12 million private placement. On April 7, 2007, management discontinued the public offering subsequent to the agreement reached with the 13D group.

Additional costs of $82,000 were also incurred from legal and other advisory services management employed to determine possible courses of action in light of the filing of the Schedule 13D by a group of dissident shareholders on February 14, 2007.

During the first quarter of 2007, continued efforts were spent by business development in pursuing potential partnerships for CHB-111 product candidate and the T-ACT™ product platform.

Management Discussion and Analysis of
Financial Condition and Results of Operaions
For The Three Months Ended March 31, 2007

    The increase in corporate administration costs was offset by a reduction in investor relation fees of $102,600 compared to the prior year’s period.

Research and Development

Research and development expenses for the three months ended March 31, 2007 totalled $1,125,252, a decrease of $418,415 or 27% from $1,543,667 for the corresponding period ended March 31, 2006. This decrease was due to a research grant received from NRC-IRAP in the amount of $40,000. The funding relates to the Chimigen™ vaccines with properties of enhanced expression, nanoparticle formation and adaptation for biodefense project. The project was recently extended to April 30, 2007, providing further funding for staff salary relating to the project.

In the first quarter of 2006, additional toxicology and manufacturing costs were incurred in preparation for the CHB-111 clinical studies. A further reduction in research and development expenses was experienced during the first quarter of 2007 due to the reduction of six full-time research scientists as a result of the November 2006 restructuring.

The cost savings in research and development was in part offset by an increase in manufacturing costs for Occlusin™ 500 Device. We have recently completed preclinical testing and have manufactured the product according to GMP.

Amortization

Amortization expense relates to acquired intellectual property, certain licensing rights, facility leaseholds and equipment. Amortization expense for three months ended March 31, 2007 was $650,879, a decrease of $135,381 or 17% for the corresponding period ended March 31, 2006. The decrease can be attributed to carrying values of the remaining assets being lower compared to 2006.

Other income (expense)

Other income primarily consists of interest income earned on our short-term investments. Interest income for the three months ended March 31, 2007 was $84,610, an increase of $16,978 or 25% compared to the corresponding period. At the beginning of 2007, we had $10,336,837 in short-term investments compared to $5,334,388 at beginning of 2006; we therefore earned more interest income on the increase balance.

Future Income Taxes

On the acquisition of AltaRex in 2004, the premium paid by our company over the carrying value of the net assets of AltaRex was allocated to the intellectual property owned by AltaRex.  This resulted in a significant future tax liability based on the difference between the tax cost base of the intellectual property and its net book value for accounting purposes.  This liability is decreasing over time as the carrying value of the asset is amortized and a future income tax recovery is realized. At the point where the carrying value equals the tax cost base, there will be no future tax liability.

The future income tax recovery for the three months ended March 31, 2007 was $228,193 (7.2% of loss before income taxes) compared to $886,447 (27.7% of loss before income taxes) for the corresponding period in 2006, a decrease of $658,254 or 74%. The primary reason for the decrease in the future tax recovery in 2007 compared to 2006 is that the benefit of losses for income taxes is not recognized in 2007 as the realization of the benefit is not considered to be more likely than not. A portion of this benefit was recognized in the first quarter of 2006 prior to the internal reorganization of the Company in the fall of 2006.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2007

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial statements in Canada, which require management to make estimates, judgements and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following areas:

▪	Acquired Intellectual Property
▪	Income Tax Provision

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with its Auditors, PricewaterhouseCoopers LLP and the Audit Committee of our Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. A summary of significant accounting policies and estimates and a description of accounting policies that are considered significant may be found in our Annual Report on Form 20-F for the year ended December 31, 2006 filed with SEDAR and EDGAR on March 30, 2007 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Impact of Recent Canadian Accounting Pronouncements

In January 2005, The Canadian Institute of Chartered Accountants (“CICA”) released the following new Handbook Sections, effective for annual and interim periods beginning on or after October 1, 2006.

▪	Financial instruments, recognition and measurement - Handbook Section 3855
▪	Comprehensive income and equity - Handbook Section 1530
▪	Hedges - Handbook Section 3865
▪	Accounting changes - Handbook Section 1506

The adoption of these sections did not have an impact on our interim financial statements and results of operations.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

	March 31,	December 31,	March 31,
	2007	2006	2006
Cash	$ 291,076	$ 405,354	$ 304,318
Short-term investments	7,933,836	10,336,837	14,125,489
	$ 8,224,912	$ 10,742,191	$ 14,429,807

As at March 31, 2007, we had $8,224,912 in cash and short-term investments. To date, we have financed our operations primarily through proceeds from the issue of debt and equity securities, exercise of options and warrants, and interest income earned. We will continue to invest in operations until revenues are realized from the commercialization of products or until we have earned revenue from milestones and royalty payments from license and collaboration agreements.

Net cash used in operating and financing activities for the three months ended March 31, 2007 was $2,517,279. Cash was primarily used for corporate administration expenses, including costs incurred for the public offering and dealing with the 13D group, business development expenses, manufacturing costs and other research and development expenses.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2007

As of March 31, 2007, we had $7,106,387 in working capital, defined as current assets less current liabilities. Based on this amount, we believe we will be able to fund planned operations into the fourth quarter of 2007. Management is currently evaluating all future financing alternatives that would minimize further dilution to existing shareholders. The timing and required amount of funding requirements may vary depending on a number of factors including: the progress of our research programs, our ability to meet milestones and receipt of approvals from government regulators.

In November 2006, we announced the realignment of our resources to focus on near-term potential revenue streams and to reduce operating costs. The majority of resources have now been deployed to prepare for the commercialization of OvaRex® MAb and regulatory approval of Occlusin™ 500 Device. We anticipate net cash utilized for operating capital expenditures for operating and capital expenditures for 2007 to be approximately $900,000 per month.

We have incurred significant losses since our inception. As at March 31, 2007, our accumulated deficit was $36.9 million. We have incurred net losses as a result of research and development expenses, clinical trial expenses, contract manufacturing expenses and general and administrative expenses in support of our operations. We expect to incur further losses as we continue to advance our product candidates through clinical trials and apply for regulatory approval.

Contractual Obligations and Commitments

In our operations, we have periodically entered into long-term contractual arrangements for office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 - 3 years	> 3 years
Operating lease obligations [1,2]	$481,750	$85,810	$347,655	$48,285
Product candidates manufacturing obligations	24,750	6,750	18,000	-
Capital lease obligation	10,069	5,331	4,738	-
Total contractual obligations	$516,569	$97,891	$370,393	$48,285

Notes: 1) Lease on laboratory and offices of $109,263 per annum until May 31, 2007
2) Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

Legal Claims

From time to time, the Company may be subject to or threatened with legal claims in the ordinary course of conducting our business. The Company is not currently subject to any legal claims and has not accrued any amounts with respect to actual or threatened legal claims.

Off-Balance Sheet Arrangements

As of March 31, 2007, we did not have any material off-balance sheet arrangements other than those listed under the contractual obligations and commitments described above and those disclosed in Note 9 to the Audited Consolidated Financial Statements for the year ended December 31, 2006.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2007

Capital Stock

Outstanding Share Data	Mar 31, 2007	Dec 31, 2006	Mar 31, 2006
Common shares issued and outstanding	72,760,717	72,760,717	69,542,535
Stock options outstanding	6,710,683	6,396,241	6,832,563
Warrants outstanding	17,039,571	17,077,471	14,819,289

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of $28,902,221.

CONTROLS AND PROCEDURES

In order to ensure that information filed under Canadian and U.S. securities legislation present fairly in all material respects the financial information of ViRexx, the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures, as well as internal control over financial reporting.

Disclosure Controls and Procedures

For the period ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer in cooperation with the committee responsible for the Company’s disclosure policy (the “Disclosure Committee”), have evaluated the effectiveness of the Company’s internal disclosure controls and procedures as defined in Multilateral Instrument 52-109. The Disclosure Committee is currently composed of the Chief Executive Officer, Chief Financial Officer, Chairman of the Audit Committee, Senior Vice President of Operations and Manager of Finance. Generally, the Disclosure Committee has concluded that the Company’s control procedure provides reasonable assurance that:

▪
information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian and U.S. securities legislation is completed within the prescribed time periods; and

▪	material information relating to the Company is reported in a timely manner so that it can provide investors with complete and reliable information.

Internal Controls over Financial Reporting

Management undertook the documentation and assessment of the design of internal controls over financial reporting for our operating and accounting processes. Similar to the evaluation of disclosure controls and procedures referred to above, the design of internal controls over financial reporting was evaluated as defined in Multilateral Instrument 52-109. Subsequent to the quarter ending there was a change of control within the company due to the change of the Chief Executive Officer and Chief Financial Officer along with three new members to the Board of Directors and formation of new Board committees. Also, a special committee has been formed of independent directors to review management and Board of Directors awareness and understanding of and compliance with mandates, policies, procedures and by-laws of ViRexx. An independent legal counsel has also been appointed as member of this committee. The Committees are in place to ensure internal controls over financial reporting are effective and continue to provide reasonable assurance that our financial reporting is reliable and that our consolidated financial statements are prepared in accordance with Canadian GAAP.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2007

A control system can only provide reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The Company’s limited number of staff level results in the lack of in-house expertise to deal with complex taxation and accounting issues that may arise. Management believes that the Company’s internal controls are designed appropriately given the nature and size of the Company’s operations. The Company relies on certain entity level controls including periodic review of the financial statements and other information by the Audit Committee and the reliance on external specialists for advice on new accounting pronouncements and complex accounting and taxation issues.